

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

August 6, 2009

David B. Speer
Chairman and Chief Executive Officer
Illinois Tool Works, Inc.
3600 W. Lake Avenue
Glenview, Illinois 60026-1215

> **Re:** **Illinois Tool Works, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **File 001-04797**

Dear Mr. Speer:

We have completed our limited review of your Annual Report on Form 10-K and have no further comments at this time. If you have any questions please contact Ruairi Regan at (202) 551-3269.

Sincerely,

Jay Mumford
Senior Attorney

cc (via fax): James H. Wooten, Jr.
Senior Vice President, General Counsel & Corporate Secretary